VIA EDGAR

August 13, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mary Mast
Vanessa Robertson Joel Parker Jim Rosenberg

Re:	SEC Comment Letter dated August 9, 2012
Novavax, Inc.
Form 10-K for the year ended December 31, 2011
Filed on March 14, 2012
Form 10-Q for the quarterly period ended March 31, 2012
Filed on May 9, 2012
File No. 000-26770

 Ladies and Gentlemen:

On behalf of Novavax, Inc. (the “Company”), this letter is to confirm receipt of the SEC Comment Letter dated August 9, 2012 and my telephone conversation on August 10, 2012 with Ms. Robertson of the staff of the Securities and Exchange Commission wherein we advised Ms. Robertson that our response to this letter would be provided by September 7, 2012.

Very truly yours,

/s/ Frederick W. Driscoll

Frederick W. Driscoll

Vice President & Chief Financial Officer